EXHIBIT 99.1

Stantec to provide architecture and engineering design services for new control tower at Ted Stevens Anchorage International Airport

Firm will address increasing capacity, safety improvements, seismic risks, and subarctic environmental challenges at one of the busiest airports in the US

ANCHORAGE, Alaska, Nov. 30, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec, a global leader in sustainable design and engineering, was recently selected by the Federal Aviation Administration (FAA) to provide architecture and engineering design services for the new airport traffic control tower (ATCT) and terminal radar approach control base building (TRACON) in Anchorage, Alaska.

The facility will provide air traffic control for Ted Stevens Anchorage International Airport (ANC), which also includes the Lake Hood Seaplane Base, the world’s largest seaplane base. ANC is the gateway to Alaska and the US with approximately 5.7 million passengers and more than 3 million tons of cargo passing through the airport each year. The airport, including the future ATCT and TRACON, sits on the traditional land of the Dena’ina people.

Outgrowing the current tower
The current tower was constructed in 1977 and designed to accommodate only four air traffic controller positions. Since then, the airport added new runways, expanded its terminals, and increased the capacity of its cargo operations at ANC, which is the busiest cargo airport in the US and among the busiest in the world. The substantial increase in aircraft movements created a need for more air traffic controllers, leading to tower overcrowding.

Air traffic control tower
The ATCT serves as the heart of airport operations at ANC, which is among the top 5 global airports for cargo throughput and home to the world’s busiest floatplane base. When complete, the ATCT will be a feat of structural engineering and the tallest structure in Alaska at more than 300 feet tall, nearly twice as tall as the existing tower. Clad with a durable metal panel rainscreen and glazing, the 12-sided cab will improve technology and viewing to control aircraft movements. The design addresses overcrowding, incorporating additional space for supervisory and support staff, as well as National Air Traffic Controllers Association representatives.

Terminal radar approach control base building
The two-story building, adjacent to the ATCT, serves as a base for radar-approach operations, environmental, and administrative functions. Stantec’s design for this 35,000-square-foot building will include a metal panel rainscreen exterior façade and a low wall and roof-to-floor area ratio to improve energy efficiency.

“It’s an honor to work with the Federal Aviation Administration again to upgrade the air traffic control and radar approach facilities at Anchorage International Airport,” said Alex Thome, principal in Stantec’s airport practice. “This facility is critical to the future safe movement of millions of passengers and much of the air cargo entering and exiting the United States. Combining Stantec’s Alaska-specific design experience from our Anchorage staff with our global aviation-design expertise allows us to provide the FAA the best of both worlds.”

Resilient design in a challenging climate
The baseline elements of the ATCT design are strong, simple shapes without extraneous angles, a high-performance façade, and exterior finishes that are robust, virtually maintenance free, and exceedingly durable. Most importantly, Stantec will focus on keeping the design of the ATCT/TRACON operationally efficient, emphasizing design elements that support safety, sustainability, and the facility’s mission-critical purpose.

This Risk Category IV building will include floor plans that optimize operations and maintenance and include energy-efficient mechanical, electrical, and plumbing systems. Structurally, the ATCT will meet the needs of high seismic performance in a cold region to provide ANC staff with a safe and steady work environment in all conditions.

Seismic risks
This essential facility is in a highly seismic zone, requiring the new facilities’ design to accommodate significant ground motions with additional structural and life-safety precautions to keep air traffic controllers and FAA staff safe. The airport’s original air traffic control tower was destroyed in the 1964 magnitude 9.2 earthquake, the most powerful ever in North America, and rebuilt in 1977.

Integrated design services approach
Stantec’s in-house team and subconsultants will provide architecture for both facilities, as well as civil, life safety, structural, electrical, fiber optic transmission system, ICT, mechanical, and sustainability design services.

With more than 26,000 employees working in over 400 locations worldwide, Stantec is a trusted source for highly technical design solutions. Through industry-leading expertise, technology solutions, and thought leadership, the firm’s US Federal Program has a long history successfully supporting a diverse range of federal clients achieve their missions. Learn more about Stantec’s US Federal Government program here and about Stantec’s airport expertise here.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended, or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact
Ashley Warnock
Stantec Media Relations
Ph: (403) 472-0122
ashley.warnock@stantec.com

Stantec Investor Relations Contact
Jess Nieukerk
Vice President, Investor Relations
Ph: (403) 569-5389
ir@stantec.com

Design with community in mind